FORM 6-K


                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                         Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the Month of July 2001


                                MIND C.T.I. LTD.


                  (Translation of Registrant's Name into English)


          Industrial Park, Building 7, P.O. Box 144, Yoqneam, Israel 20692


                     (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


Form 20-F [X] Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

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Attached to the Registrant's Form 6-K for the month of July 2001 and incorporated herein by reference is the Registrant's press release dated July 24, 2001.

  --------------------------------------------------------------------------

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


MIND C.T.I. LTD.
(Registrant)


By:  /s/ Monica Eisinger
     -----------------------------------
     Monica Eisinger
     President


Dated: July 24, 2001



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MIND CTI Press Release
For Immediate Release


                  MIND CTI Reports Second Quarter Results

         Revenue increases 29% compared to first quarter of 2001
      Conference call scheduled for Wednesday, July 25 2001, at 8:30 a.m. EST

Yoqneam, Israel, July 24, 2001-MIND CTI Ltd. (NASDAQ: MNDO), a leading global provider of billing and customer care for voice, data and IP services, today announced results for the second quarter ended June 30, 2001.

Revenue for the second quarter of 2001 was $3.3 million compared with $3.6 million for the second quarter of 2000 and an increase of 29% over first-quarter 2001 revenue of $2.6 million. Net loss for the quarter ended June 30, 2001 was $896 thousand or $0.04 loss per share, compared with a profit of $879 thousand, or $0.05 pro forma earnings per share in the second quarter of 2000 and to a net loss of $1.13 million or $0.05 loss per share, in the first quarter of 2001.

Monica Eisinger, President and CEO, commented: "I am proud to be leading the team that during this challenging period, stood up to the challenge and performed well in a tough environment. With the China Unicom win, our R&D people demonstrated their expertise in providing a highly scalable product, that supports the largest prepaid service in the world. China Unicom recently upgraded their MIND-iPhonEX IP telephony billing system license to support eighty million prepaid subscribers. This is solid proof of the superiority of our real-time solutions and of our dedication to meeting our customers' needs."

Eisinger continued, "We are effected by the market conditions as the continuing economic uncertainty causes telecommunications operators to continue to defer project implementations. We are following our clear roadmap and are confident in our ability to seize future opportunities, especially in the wireless markets."

CONFERENCE CALL
As a reminder, MIND CTI will be hosting a conference call on July 25, 2001 at 8:30 a.m. EST to discuss the Company's second quarter results. To participate in the conference call, callers should call at least five minutes before the scheduled time and dial either +1-972-389-9805 (international callers) or 800-556-3831 (US & Canada callers). The passcode number is 00373.

ABOUT MIND
MIND is a leading global provider of billing and customer care, accounting and management solutions for voice, data and IP services. Our customers include worldwide leading carriers servicing millions of subscribers, using our end-to-end solutions for deployment of new services. MIND operates from offices in the United States, Europe, China, Japan and Israeli headquarters. For information about MIND and its products visit the company Web site: http://www.mindcti.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward looking statements are not guarantees of future performance. They involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.

For more information please contact:
Barbara Frank
MIND CTI Ltd.
+972-4-993-6632
1-888-270-4056
investor@mindcti.com

                                   (tables to follow)



                                        MIND C.T.I. LTD.
                             CONDENSED CONSOLIDATED BALANCE SHEETS

                                                  June 30         December 31,
                                               ------------      ------------
                                               2001       2000        2000
                                              -------    -------    --------
                                                 (Unaudited)         (Audited)
                                                ------------      ------------
                                                      U.S. $ in thousands
                                               -------------------------------
           A s s e t s
 CURRENT ASSETS:
  Cash and cash equivalents                    40,174     13,409        43,373
  Short-term investments                                      98           103
  Accounts receivable:
     Trade                                      4,919      4,408         5,589
     Other                                        879        326         1,460
  Inventories                                      20         36            20
                                               -------    ------        ------
        Total  current assets                  45,992     18,277        50,545
                                               -------    ------        ------
INVESTMENT IN A COMPANY                            93                       93
                                               -------                  ------

PROPERTY AND EQUIPMENT:
  Cost                                          3,261      1,778         2,734
  Less - accumulated depreciation and
    Amortization                                1,071        562           792
                                               -------    ------        ------
                                                2,190      1,216         1,942
                                               -------    ------        ------
OTHER ASSETS, net of accumulated amortization   1,362        284           368
                                               -------    ------        ------
      Total  assets                            49,637     19,777        52,948
                                               =======    ======        ======

     Liabilities and shareholders' equity
    (net of capital deficiency)

CURRENT LIABILITIES -
  accounts payable and accruals:
    Trade                                          754       929           955
    Other                                        1,587     2,413         2,901
                                               -------    ------        ------
      Total  current liabilities                 2,341     3,342         3,856
ACCRUED SEVERANCE PAY                              964       613           776
                                               -------    ------        ------
            Total liabilities                    3,305     3,955         4,632
                                               -------    ------        ------
MANDATORILY REDEEMABLE
   CONVERTIBLE PREFERRED SHARES OF
   NIS 0.01 PAR VALUE                                     20,778
                                                          ------
MINORITY INTEREST                                   89                      89
                                               -------                  ------
SHAREHOLDERS' EQUITY
  (CAPITAL DEFICIENCY):
  Share capital                                     51        36            51
  Additional paid-in capital	                61,233     6,781        61,233
  Deferred stock compensation                     (410)     (809)         (453)
  Accumulated deficit	                       (14,631)  (10,964)      (12,604)
                                               -------    ------        ------
     Total  shareholders' equity (capital
         deficiency)                            46,243    (4,956)       48,227
                                               -------    ------        ------
     Total  liabilities and shareholders'
        equity (net of capital deficiency)      49,637    19,777        52,948
                                               =======    ======        ======



                                      MIND C.T.I. LTD.
                      CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                    Six months      Three months      Year ended
                                  ended June 30    ended June 30     December 31
                                  -------------    -------------     -----------
                                  2001     2000    2001     2000        2000
                                  -------------    -------------     -----------
                                    Unaudited)      (Unaudited)         Audited)
                                  -------------    -------------     -----------

                                    U.S. $ in thousands (except per share data)
REVENUES                          5,852   6,801    3,298   3,630        15,613
COST OF REVENUES                  1,077     935      550     509         2,203
                                 ------  ------   ------  ------       --------
GROSS PROFIT                      4,775   5,866    2,748   3,121        13,410
RESEARCH AND DEVELOPMENT
    EXPENSES - net                2,301   1,776    1,281     864         3,795
SELLING, GENERAL AND
    ADMINISTRATIVE EXPENSES:
    Selling                       3,419   2,016    1,605   1,092         4,774
    General and administrative    2,223     720    1,293     415         1,928
                                 ------  ------   ------  ------       --------
OPERATING INCOME (LOSS)          (3,168)  1,354   (1,431)    750         2,913
FINANCIAL INCOME - net            1,141     172      535     151         1,080
                                 ------  ------   ------  ------       --------
INCOME BEFORE TAXES ON INCOME    (2,027)  1,526     (896)    901         3,993
TAXES ON INCOME                             166               22           245
                                 ------  ------   ------  ------       --------
NET INCOME (LOSS)                (2,027)  1,360     (896)    879         3,748
ACCRETION OF MANDATORILY
  REDEEMABLE, CONVERTIBLE A
  PREFERRED SHARES TO
  MANDATORY REDEMPTION VALUE	         (6,672)                        (8,894)
   AMORTIZATION OF BENEFICIAL
  CONVERSION FEATURE OF
  REDEEMABLE CONVERTIBLE
  PREFERRED SHARES                       (5,417)           (5,417)      (7,223)
                                 ------  ------   ------   ------       --------

LOSS APPLICABLE TO
  ORDINARY SHARES               $(2,027) $(10,729) $(896) $(4,538)    $(12,369)
                                 ======   ======   ======  ======      =========
    LOSS PER ORDINARY
    SHARE - basic and diluted    $(0.10)   $(0.73) $(0.04) $(0.32)      $(0.73)
                                 ======   ======   ======  ======      =========
  WEIGHTED AVERAGE NUMBER OF
  ORDINARY SHARES USED IN
  COMPUTATION OF LOSS PER
  ORDINARY SHARE - IN
  THOUSANDS - basic and diluted  20,566   14,664   20,566   14,337       16,897
                                 ======   ======   ======   ======     =========